U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Forest City Realty Trust, Inc.

2.  Name of the person relying on the exemption: Albert B. Ratner

3.  Address of the person relying on exemption: 50 Public Square, Suite 1600, Cleveland, Ohio 44113

4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

ALBERT RATNER, CO-CHAIRMAN EMERITUS AND FORMER CEO OF FOREST CITY REALTY TRUST, URGES FOREST CITY SHAREHOLDERS TO VOTE AGAINST ACQUISITION BY BROOKFIELD

Issues Open Letter to Shareholders Saying He Will Vote to Reject the Transaction

“The company’s proxy statement says Forest City’s FY2020 NAV plus estimated dividends is $12.7 billion on an undiscounted basis, compared to the $6.8 billion price that a split board voted seven to five to accept.”

CLEVELAND, October 25, 2018 – Albert Ratner, co-Chairman emeritus and former Chief Executive Officer of Forest City Realty Trust, Inc. (NYSE: FCEA) (“Forest City” or “the company”), today issued an open letter to Forest City shareholders publicly announcing, for the first time, his intention to vote all of the Forest City shares he controls against the company’s pending acquisition by Brookfield Property Partners (NASDAQ: BPY; TSX: BPY.UN) (“Brookfield”), and urging his fellow shareholders to vote to reject the transaction at the special meeting of Forest City stockholders scheduled for November 15, 2018.

Mr. Ratner’s letter cites five key considerations related to the pending transaction that he believes every Forest City shareholder should consider carefully in voting their shares:

1.	It is the wrong price
2.	It is the wrong timing
3.	It resulted from a flawed process
4.	Forest City has a high quality/low debt structure
5.	There are the superior value opportunities available to Forest City shareholders if they reject the transaction

Mr. Ratner stated, “Forest City shareholders have only one question to decide: is it better to accept an effective $24.99 per share price from Brookfield now, or maintain the ability to receive an estimated $46.03 per share (minus potential transaction costs) on an undiscounted basis – which is 84% more than the $24.99 effective price -- over the coming roughly 26 months?“1

According to information publicly disclosed for the first time in the recently filed proxy statement and referred to in Mr. Ratner’s letter:

•
The only property-by-property FY2020 Net Asset Value analysis conducted by Forest City management arrived at an undiscounted net asset value of $43.78 per share as of December 31, 2020 (proxy p. 59), which excludes an additional $2.25 per share in estimated undiscounted dividends for the ten quarters prior to that date (proxy p. 80), for a total value that is 84%, or about $5.8 billion, higher than the $24.99 per share effectively being offered by Brookfield.[2] (Under the merger agreement, Brookfield’s headline offer of $25.35 per share does not take into account the approximately $0.36 per share in dividends that Forest City intends to withhold rather than pay out as usual in the form of third and fourth quarter dividends.) The proxy statement also discloses that, when applying a 9% discount rate to $43.78, the company’s property-by-property FY2020 Net Asset Value analysis is $37.11 per share, including the discounted value of the estimated ten quarters of dividends, for a total value that is 48%, or about $3.4 billion, higher than the $24.99 per share effectively being offered by Brookfield (proxy p. 59).

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1Calculation of $5.8 billion / 84% differential: i) $12.1 billion (the product of $43.78 per share multiplied by proxy statement’s estimate, on p. 59, of 276.9 million shares outstanding at 12/31/20); plus ii) $610 million (the product of $2.25 per share in estimated undiscounted dividends, from 3Q2018 through 4Q2020, multiplied, conservatively, by 271,152,840 shares outstanding as of the 10/11/18 record date); equals iii) $12.7 billion (the undiscounted FY2020 NAV plus estimated dividends); minus iv) $6.8 billion (the product of $24.99 multiplied by 271,152,840); equals v) $5.9 billion. Alternatively, $43.78 + $2.25 = $46.03 - $24.99 = $21.04 x 276.9 million = $5.8 billion.
2 See footnote 1.

•
Brookfield’s effective $24.99 per share offer price is the largest discount to analyst consensus NAV per share from among the relevant REIT transactions of the past five years that were reviewed by the board (proxy p. 58).

•
The Brookfield transaction was approved by a split vote (seven to five) of the twelve member Forest City board; six of the directors cast votes in favor of proceeding with the transaction just 66 days after having been named to the board[3], and a seventh director changed his ‘no’ vote to ‘yes,’ breaking the six to six deadlock.

Several questions are raised and left unanswered by the proxy statement, including:

•	Given the conclusions of the property-by-property FY2020 Net Asset Value analysis conducted by management, why were its contents not included in the proxy statement?

•	Why did the board apparently not obtain an independent Broker’s Opinion of Value for FY2020 NAV, or for any other time period, or if the board did obtain such, why was it not disclosed?

•
If the board undertook an analysis or consideration of strategic alternatives that could deliver greater value to Forest City shareholders than the Brookfield transaction, why was no such analysis included in the proxy statement? Such alternatives could include:

o	refinancing existing properties to take advantage of the company’s unusually low indebtedness, and paying out a dividend to shareholders;
o	pre-marketing properties and contracting for their sales to close in January 2021, after the expiration of tax-related restrictions on sales stemming from the REIT conversion; and/or
o
comparing the values available from selling assets to a larger universe of logical buyers for each asset type, with the values available from limiting the pool of potential buyers only to those large enough to purchase the entire company.

Mr. Ratner’s letter notes that strategic alternatives such as those cited above would become available again to Forest City shareholders if the Brookfield transaction is rejected.

Mr. Ratner’s statement of his intention to vote against the transaction relates solely to the shares he and his wife control, and his announcement today does not purport to speak for the intentions of other members of the Ratner family.

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3Forest City’s board was reconstituted effective April 16, 2018, and six of the incoming directors first voted to proceed with the Brookfield transaction on June 21, 2018.

Forest City shareholders with questions or who wish to discuss the pending transaction are welcome to contact Saratoga Proxy Consulting, an information agent engaged for such purpose by Mr. Ratner, at (212) 257-1311, or toll-free (888) 368-0379 or info@saratogaproxy.com.

The full text of the letter follows:
October 25, 2018

My Fellow Shareholders:
The pending acquisition of Forest City Realty Trust, Inc. (“Forest City” or “the company”) by Brookfield Property Partners (“Brookfield”) is not, in my opinion, in the best interest of all Forest City shareholders, and should be rejected by shareholders in its current form.
Forest City shareholders have only one question to decide: is it better to accept an effective $24.99 price per share from Brookfield now, or maintain the ability to potentially receive an estimated $46.03 per share (minus potential transaction costs) on an undiscounted basis – which is 84% more than the $24.99 effective price -- over the coming roughly 26 months?
The company’s proxy statement says Forest City’s discounted FY2020 NAV is $10.1 billion, including estimated discounted dividends, or $12.1 billion on an undiscounted basis plus more than $600 million in estimated undiscounted dividends over the ten quarters prior to the end of 2020, compared to the $6.8 billion price that a split board voted seven to five to accept.4
It defies reason that the six new members of the board agreed to such a hasty, significantly undervalued transaction, given Forest City’s:
•	high quality portfolio of real estate assets;
•	minimal $300 million in recourse debt, among the lowest of any company in the industry;
•
string of several recent value-enhancing initiatives, discussed below, that were completed during or after the sale process, and thus were not reflected in the company’s stock price prior to signing and announcement of the Brookfield transaction; and

•	major value-unlocking milestone date (related to the expiration of tax-related sale restrictions stemming from its REIT conversion), now just about 26 months away.
I applaud the five members of Forest City’s board who voted against the transaction, and who, as disclosed in the proxy, clearly spoke against the deal, despite being in the minority.
My review of the proxy statement and other publicly-available information disclosed by Forest City leads to the clear conclusion that the split board agreed to the pending acquisition at the wrong price, at the wrong time, through a flawed process; and that Forest City’s high quality structure means that the $70 million that the split board agreed that the company pay Brookfield if shareholders reject the acquisition could, in effect, be a bargain investment that can yield an enormous return for Forest City shareholders in both the near-term and long-term by enabling the company to pursue strategic alternatives that can generate far greater value than that provided by the Brookfield transaction.

_____________________
4See footnote 1 and proxy p. 59.

For these reasons—which I discuss in greater detail below—my decision over how to vote my shares is clear and simple: I must, and will, vote no. I urge all Forest City shareholders to carefully consider the facts discussed below and disclosed in the proxy statement, and likewise to vote your proxies against the transaction.
1.	Wrong Price
Beyond the fact that the transaction’s “headline price” of $25.35 per share audaciously includes $0.36 per share in foregone cash dividends that is rightfully the property of Forest City shareholders, in that they were generated by Forest City during the course of two quarters this year (i.e., for results produced by the company before the transaction’s close), the deal price is wrong for Forest City shareholders, on many counts, and provides a bounty of additional value to Brookfield without any compensation to Forest City shareholders.
Most significantly, and as discussed in the section of the proxy reflecting the reasons why five directors voted against the transaction (pages 58 through 61), the only property-by-property FY2020 Net Asset Value analysis of the company arrived at an undiscounted value of $43.78 per share upon the December 31, 2020 expiration of the tax-related sale restrictions connected with the company’s REIT conversion, excluding an estimated $2.25 per share in projected undiscounted dividends that would be paid during the ten quarter period before the end of 2020. This represents 84% (or about $5.8 billion) more than the $24.99 per share consideration effectively being offered by Brookfield, in exchange for waiting about 26 months from today. On a discounted basis (using 9%), this equates to $37.11 per share, including the discounted value of estimated ten quarters of dividends, 48% (or about $3.4 billion) more than the $24.99 per share consideration effectively being offered by Brookfield.
Furthermore, the seven Forest City directors who eventually approved the pending transaction agreed to give away Forest City’s 2018 financial performance to Brookfield for virtually no compensation. Forest City shareholders would receive no credit for earnings generated and retained by the company in 2018 over and above the amounts paid out and set aside for dividends.
Likewise, with a projected closing date near year-end 2018, the appropriate metric that should have formed the basis of Brookfield’s offer, and subsequently the board’s evaluation, was estimated FY2019 NAV. However, it appears the pending Brookfield transaction was evaluated on the basis of FY2018 NAV.

Finally, it speaks volumes that page 83 of the proxy warns Forest City shareholders not to rely upon certain information that the seven Forest City directors explicitly considered in making their decision to approve the transaction: “our stockholders are cautioned not to place undue, if any, reliance on the financial projections or NAV information.”

2.	Wrong Time
For many reasons, it was precisely the wrong time to initiate and consummate a sale process for the company. In recent years, including as recently as this year, management undertook a number of steps to unlock and clarify Forest City’s value in order to close the gap between its intrinsic value and its market value.
Most significantly, at the time Forest City initiated the sale process, nearly 40 months remained before it would be free of tax-related sale restrictions that stem from its REIT conversion, but any rigorous evaluation of strategic alternatives must recognize that time is on shareholders’ side. The fact that the “built-in gains” waiting period will be at least 40% shorter by the time the transaction is currently expected to close means that the net present value of this one-time value-unlocking event has grown accordingly.
Additionally, at the time the sale process began, management had recently undertaken a number of initiatives that ultimately removed issues that had been perceived among the investment community as potential value-creation obstacles. During portions of the sale process certain of these initiatives still carried uncertainty of completion, but all have since closed successfully, suggesting that—absent the pending transaction—the company’s standalone market valuation would have benefitted from the removal of the prior value obstacles.
o
Partnerships: Forest City successfully disproved concerns over whether the value of certain partially-owned properties would be adversely impacted as a result of being potentially more difficult to transact due to their partnership structures. For example, the company reduced its ownership in Pacific Park Brooklyn from 25% to 5% with the sale to its partner of the bulk of its interest. It also purchased its partner’s interest in the MIT development.

o
Retail portfolio: The company’s exposure to retail, and the question of the value that the company’s retail properties could bring in a sale, were identified among the investment community as risks weighing on the company’s valuation. However, management completed sales of its entire retail portfolio except for its four most valuable retail properties, thereby not only removing the significant perceived risk that had weighed on its valuation, but also enabling the company to redeploy assets into its development program and other properties.

In all, the company completed $1.3 billion in gross asset dispositions between June 30, 2017 and June 30, 2018, yet the sale process for the company took place before proceeds could be redeployed.
3.	Flawed Process
There were many red flags in the process before the deal was approved by seven of twelve Forest City board members. Among the most important were that:
o	The proxy does not indicate that the board ever sought or engaged an independent, third party appraisal of the company’s liquidation value prior to approving the transaction.
o	Furthermore, the board did not disclose in the proxy statement or otherwise the content of the property-by-property FY2020 Net Asset Value analysis.
o
Six of the seven directors who voted to approve the deal did so only 66 days after having been appointed to Forest City’s board, including two, Jerome Lande and Gavin Molinelli, who were appointed by activist investors Scopia Capital Management LP and Starboard Value LP, respectively, and four others who were not significant investors and thus may not already have conducted significant company research and diligence. It is impossible to fathom how, in such a short period of time, new directors could gain an adequate understanding of the company and its assets necessary to determine that approving proceeding with the Brookfield transaction would be the best strategic option for the company and in the best interests of all of the company’s shareholders.

o
The original director vote for the transaction was tied at six to six until Forest City’s CEO David LaRue changed his vote to cast the deciding seventh vote in favor of the deal, even though his vote directly contradicted the findings of the property-by-property FY2020 Net Asset Value analysis that management conducted. As previously noted, this analysis arrived at a value, on an undiscounted basis and when combined with estimated undiscounted dividends through December 31, 2020, that is 84% more than Brookfield’s effective $24.99 per share offer in return for waiting about 26 months longer for the delivery of value.

o
It is also noteworthy, and very unusual, to see a proxy statement of this nature. During the period when the board’s vote was deadlocked six to six, the board intended to ask shareholders to vote without any board recommendation (proxy p. 50); and even after the seven to five vote, the proxy contains a section (on pages 58 through 61) reflecting the reasons why the five dissenting directors who voted against the merger believe that Brookfield’s effective $24.99 per share offer price significantly undervalues the company and is not in the best interest of shareholders.

4.	Quality Company
Forest City is structured to deliver premium value, whether by continuing to execute its strategic plan, as an outright sale, through a liquidation structured to close in about 26 months from now, or through a near-term refinancing and dividend payment.
The company possesses high density entitlements in the best markets in the country. It only has approximately $300 million of recourse debt outstanding, and a significant amount of cash. At the property level, the properties are conservatively financed, including substantial amounts of unencumbered real estate. Furthermore, Forest City’s recently updated governance features—including a single class of stock—should serve to support and promote the board’s ability to deliver premium value to shareholders.
Indeed, Forest City is such a high quality, low debt company that Brookfield is borrowing against Forest City’s assets in order to finance a significant portion of the transaction. According to page 83 of the proxy statement, Brookfield has said it is financing the deal though a debt financing in an aggregate amount of up to $4.25 billion, or approximately 63% of the total purchase price.
5.	Excellent ROI Opportunity By Voting No
With shareholder rejection of the pending acquisition, the board can explore any number of alternatives it apparently previously did not—but should have—to maximize the value of the company, among which could include:
o	Continuing to execute its strategic plan as an independent company to the expiration of the “built in gains” period December 31, 2020, and then determining the best course of action;
o	Obtaining an independent, third party appraisal;
o	A re-financing—similar to what Brookfield plans to undertake—that could deliver near-term value to Forest City shareholders by leveraging and selling its properties; and
o
A pre-marketing effort for Forest City’s properties designed to generate sale agreements timed to close on or shortly after December 31, 2020, only about 26 months from now. Moreover, by selling assets to logical buyers for each asset type, rather than selling to a single buyer, Forest City could be expected to attract a larger universe of potential buyers for sets of properties, with the potential to achieve higher overall values, compared to limiting the market only to prospective buyers who can afford to purchase the entire company.

The $70 million payment (not $261 million, as some have incorrectly surmised) associated with Forest City shareholders voting in sufficient numbers to reject the pending deal can be viewed as a bargain investment that will permit opportunities for a greater return in the near- and long-term.
Regardless of whether a shareholder has a long-term or a short-term horizon, it seems unreasonable to allow Forest City to be sold at a substantially lower price—$5.8 billion, or $21.04 per share, less (on an undiscounted basis and including ten quarters of estimated dividends)—than the conclusion of the company’s own property-by-property FY2020 Net Asset Value analysis.
I firmly believe that all 12 Forest City directors are quality people, and I appreciate those who serve on company boards. Nevertheless, I believe this transaction is ill conceived and it is my sincere hope and goal  that  my fellow Forest City shareholders  examine carefully how to vote their proxies with a focus on the fundamental issues of price and value, and decide, as I have, to vote “no”.

Sincerely,

Albert B. Ratner

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Mr. Albert Ratner.  Mr. Ratner is NOT asking for your proxy.  He will not accept proxy cards, and any proxy cards received will be returned.

Investor Contact:
Saratoga Proxy Consulting
Joe Mills or John Ferguson
(212) 257-1311 or toll-free (888) 368-0379
info@saratogaproxy.com

Media Contacts:
Kekst CNC
Jim Fingeroth or Lindsay Gross
(212) 521-4800
lindsay.gross@kekstcnc.com

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